FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Takeover Offer to acquire the total share capital of O2 plc - Squeeze-out	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA announces, that as at 5:00 p.m. (GMT) on 26 January 2006, valid acceptances had been received in respect of a total 7,626,894,356 O2 plc shares, representing approximately 86.94 percent of O2's issued share capital.

On the other hand, and as a result of several purchases, Telefonica holds 747,606,107 O2 plc shares representing approximately 8.52 per cent of O2's issued share capital (this purchase figure includes 59,794 O2 plc shares acquired by TELEFÓNICA on 20 January 2006, but which have not been settled yet).

Consequently, as at 5:00 p.m. (GMT) on 26 January 2006, Telefonica and its wholly-owned subsidiaries owned or had received valid acceptances in respect of a total of 8,374,500,463 O2 plc shares representing approximately 95.46 per cent of O2's issued share capital.

In accordance with the rules of the U.K. City Code on Takeovers and Mergers, the Offer is being extended and will remain open for acceptance until the next closing date, which will be on 9 February 2006, at 1.00 p.m. (GMT).

Given that acceptances have now been received (or other relevant acquisitions have now been made) in respect of more than 90 per cent of O2 plc share capital to which the Offer relates, Telefonica has announced its intention to implement the procedures set out in sections 428 to 430F of the U.K. Companies Act to acquire compulsorily the remaining O2 Shares for which it has not received acceptances of the Offer.

Madrid, 27 January 2006

"The offer referred to in this announcement is neither being made in the United States of America nor to U.S. persons. The offer may only be accepted by non - U.S. persons and by persons outside the U.S. Offering materials with respect to this offer are not being, and may not be, distributed in or sent to the U.S. and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the U.S. Any tenders received from persons resident in the U.S. or with U.S. mailing addresses will be rejected."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 27th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors